UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ludus, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Michigan

Date of Organization:

July 5, 2016

Physical Address of Issuer:

217 E 24th St. #140, Holland, Michigan 49423

Website of Issuer:

http://ludus.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$827,034	$258,521
Cash & Cash Equivalents	$468,067	$67,201
Accounts Receivable	$0	$0
Short-term Debt	$339,844	$191,491
Long-term Debt	$0	$60,000
Revenues/Sales	$808,559	$199,691
Cost of Goods Sold*	$457,421	$231,927
Taxes Paid	$17,000	$0
Net Income	$401,060	($20,024)

*Operating Expenses in the Company's Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 26, 2022

Ludus, LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Ludus, LLC ("**Ludus**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://ludus.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/ludus.

The date of this Form C is May 26, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ludus, LLC is a performing arts software company, formed in Michigan as a limited liability company on July 5, 2016.

The Company is located at 217 E 24th St. #140, Holland, Michigan 49423.

The Company's website is http://ludus.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.com/ludus (the "Deal Page") and the version published as of the date of this Form C is attached as <u>Exhibit B</u>. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view <u>Exhibit B</u> as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100[+]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 28, 2023
Use of Proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 28.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Factors adversely affecting the event market could impact our results of operations.

We help organize, promote and sell tickets and registrations to a broad range of events. Our business is directly affected by the success of such events and our revenue is impacted by the number of events, types of events and ticket prices of events. Adverse trends in one or more event industries could adversely affect our business. A decline in attendance at or reduction in the number of events may have an adverse effect on our revenue and operating income.

The ongoing global COVID-19 pandemic and the preventative and protective actions that governments, other third parties or we have taken or may in the future take in respect of COVID-19, including government lockdowns and quarantine measures, have resulted, and will continue to result, in business disruption and reduced operations. Upon worsening COVID-19 infection rates in certain locations as a result of the delta and omicron variants, some national, regional and local governmental authorities have either re-imposed some or all of the earlier restrictions or imposed other restrictions, in an effort to prevent the spread of COVID-19. Further, negative public perception of the health risks from COVID-19, even in areas where local authorities have not re-imposed lockdown or quarantine measures, has caused and may continue to cause individuals to change their behaviors to reduce their risk of exposure to COVID-19, including by limiting their time gathering with others.

In late 2020 and early 2021, vaccines for combating COVID-19 were approved by health agencies and began to be administered. While a significant portion of the population has been vaccinated, vaccine availability is still limited, and vaccine uptake, including booster vaccination, has been limited. Further, the rate of "breakthrough" COVID-19 cases in fully or partially vaccinated individuals may affect consumer behavior and the live event market and adversely affect our business.

There is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on our business. The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the long-term health impact of COVID-19, the emergence or severity of new variants, the actions taken to contain outbreaks or mitigate the impact of COVID-19, whether on a national, regional or local level, the distribution, uptake and efficacy of vaccines, and changes in consumer behavior and the live event market in response to COVID-19, both during and after the acute stage of the COVID-19 pandemic. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

In addition, our business depends on discretionary consumer and corporate spending. During periods of economic slowdown and recession such as the worldwide recession triggered by the COVID-19 pandemic, as well as other periods of economic instability or uncertainty, consumers have historically reduced their discretionary spending. In addition, as a result of labor and materials shortages and supply chain delays exacerbated by COVID-19, many regions have experienced and are continuing to experience rising consumer prices. With the rise in prices of essential goods and services, consumers have historically reduced their discretionary spending. The impact of economic slowdowns and rising consumer prices on our business is difficult to predict, but they may result in reductions in ticket and registration sales and our ability to generate revenue. Many factors related to discretionary consumer and corporate spending, including employment, fuel prices, interest and tax rates and inflation, can adversely impact our results of operations.

In addition, the occurrence and threat of extraordinary events, such as public health concerns, epidemics and pandemics (including the COVID-19 pandemic), terrorist attacks, mass-casualty incidents, natural disasters or similar events. These concerns have led to numerous challenging operating factors. These challenges may impact the customer experience and lead to fewer events and as a result may harm our results of operations.

Any adverse condition, including those described above, that could lead to unsatisfied customers and require refunds or chargebacks or increase complexity and costs for customers and us, would harm our business, results of operations and financial condition.

If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

Our ability to attract and retain customers depends in large part on our ability to provide a user-friendly and effective platform, develop and improve our platform and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of customer. We spend substantial time and resources understanding customers' needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. Customers may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of any new solution or enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our platform, customer awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business, results of operations and financial condition could be harmed.

Our software is complex, and we may in the future, discover previously undetected errors.

The software underlying our platform is complex and we in the future, detect previously undetected errors or vulnerabilities, some of which may only be discovered after the code has been used in a production environment to deliver products and services. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our platform could result in negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our platform, loss of competitive position, loss of revenue or liability for damages, overpayments and/or underpayments, any of which could harm the confidence of customers on our platform, our business, results of operations and financial condition. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem.

In addition, our platform relies on third party partners for the development tool chain, managed infrastructure, and platform services. These include disciplines like security, payment processing, cloud computing, data processing and storage, as well as various processes in our software development life cycle. There can be no assurance that the provisions in our agreements with our partners that attempt to limit our exposure to events like downtime, data breaches, and malicious actors would fully protect us from liabilities or damages. Such disruptions in our vendor supply chain would be time-consuming and costly, especially engineering, and result in delays in our product delivery and business strategy.

Any significant system interruption or delays could damage our reputation, result in a potential loss of customers and adversely impact our business.

Our ability to attract and retain customers depends on the reliable performance of our technology, including our websites, applications, information and related systems. System interruptions, slow-downs and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate our technology, handle sales, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations.

We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates' and/or third-party systems we use, or deterioration in the performance of these systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. We may experience in the future experience, occasional system interruptions caused by outages by our partners that made, or may make, some or all systems or data unavailable or prevented, or may prevent, us from efficiently providing services or fulfilling orders.

In addition, fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, natural disasters and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Climate change is expected to continue to cause adverse weather conditions, increased weather variability and natural disasters to become more frequent and less predictable. Any of these events could cause system interruptions, outages, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions.

In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to customers. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as the features of our platform become more complex and the usage of our platform increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue, impair our ability to grow our business, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

If we cannot reach and attract customers, our business will be harmed.

The ongoing global COVID-19 pandemic and the preventative and protective actions that governments, other third parties or we have taken or may in the future take in respect of COVID-19, including government lockdowns and quarantine measures, have resulted, and will continue to result, in a significant decrease in the number of in-person events ticketed by our platform. With this significant drop in in-person event inventory, it is difficult for us to reach and attract customers. The extent to which COVID-19 impacts our ability to reach and attract new customers will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the long-term health impacts of COVID-19, the emergence or severity of new variants, the actions taken to contain outbreaks or mitigate the impact of COVID-19, the distribution, uptake and efficacy of vaccines, and changes in consumer behavior and the live event market in response to COVID-19, both during and after the acute state of the COVID-19 pandemic. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

Further, we need to continue to provide a compelling platform to reach and attract customers. Several factors may impact a customer's experience with our platform, including:

- our ability to provide an easy solution for customers to buy tickets or register for an event;
- outages or delays in our platform and other services;
- compatibility with other third-party services, and our ability to connect with other applications through our application programming interface (API);
- fraudulent or unsuccessful events that may result in a bad experience for customers; and
- breaches and other security incidents that could compromise the data of customers.

If customers become dissatisfied with their experiences on our platform or at an event, they may request refunds, provide negative reviews of our platform or decide not to attend future events on our platform, all of which would harm our business, results of operations and financial condition.

Our industry is highly fragmented. We compete against traditional solutions to event management and may face significant competition from both established and new companies. If we are not able to maintain or improve our competitive position, our business could suffer.

We operate in a market that is highly fragmented. We compete with a variety of competitors to secure new and retain existing customers, including traditional solutions to event management, local or specialized market competitors, products offered by large technology companies that have entered into or may enter the market, or other ticketing competitors. If we cannot successfully compete in the future with existing or potential competitors, our business, results of operations and financial condition will be harmed.

Some of our current and potential competitors have significantly more financial, technical, marketing and other resources, are able to devote greater resources to the development, promotion, sale and support of their services, have more extensive customer bases and broader customer relationships, have longer operating histories and greater name recognition than we do.

We may also compete with potential entrants into the market that currently do not offer the same services but could potentially leverage their networks in the market in which we operate. These competitors may be better able to undertake more extensive marketing campaigns, build products and features faster than we can and/or offer their solutions and services at a discount to ours. Furthermore, some of our competitors may customize their products to suit a specific event type, category or customer. If we are unable to compete with such alternatives, the demand for our solutions could decline.

Our payments system depends on third-party providers and is subject to risks that may harm our business.

We rely on third-party providers to support our payments system. As a complex, multi-vendor system with proprietary technology added, our payment system relies on banks and third-party payment processors, including payment facilitators. Any of our payment providers and vendors that do not operate well with our platform could adversely affect these payments services and, in turn, our business.

We must also continually integrate various payment methods, including new features such as "buy now, pay later" functionality provided by third-party platforms. To enhance our acceptance, we may in the future adopt, locally-preferred payment methods, which may increase our costs and also require us to understand and protect against unique fraud and other risks associated with these payment methods. In addition, payment card networks and payment processing partners could increase the fees they charge us for their services, including in connection with an atten's use of certain payment cards or other payment methods, which would increase our operating costs and reduce our margins. If we are unable to negotiate favorable economic terms with these partners, our business, results of operations and financial condition could be harmed.

Data loss or security breaches could harm our business, reputation, brand and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent across industries and may occur on our systems or those of our third-party service providers or partners. Despite the implementation of security measures, our internal computer systems and those of our third-party service providers and partners are vulnerable to damage from computer viruses, hacking and other means of unauthorized access, denial of service and other attacks, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, the prevalent use of mobile devices increases the risk of data security incidents. In addition, misplaced, stolen or compromised mobile devices used at events for ticket scanning, or otherwise, could lead to unauthorized access to the device and data stored on or accessible through such device.

In addition, our platform involves the storage and transmission of personal information of users of our platform in our facilities and on our equipment, networks and internal or third-party systems. Security breaches could expose us to litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability. Additionally, outside parties may attempt to fraudulently induce customers to disclose sensitive information in order to gain access to customer data. We must continuously examine and modify our security controls and business policies to address the use of new devices and technologies, and the increasing focus by users and regulators on controlling and protecting user data. We may need to expend significant resources to protect against and remedy any potential security breaches and their consequences. Any security breach of our platform or systems, the systems or networks of our third-party service providers or partners, or any unauthorized access to information we or our providers and partners process or maintain, could harm our business, results of operations and financial condition.

If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose customers or we could face lawsuits, regulatory investigations or other legal or regulatory proceedings and we could suffer financial exposure due to such events or in connection with regulatory fines, remediation efforts, investigation costs, changes or augmentation of our security measures and the expense of taking additional system protection measures.

The reputation and brand of our platform is important to our success, and if we are not able to maintain and enhance our brand, our results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation and brand as a differentiated and category-defining ticketing company serving customers is critical to our relationship with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors that we control and some factors outside of our control. If we do not successfully maintain and enhance our brand and successfully differentiate our platform from competitive products and services, our business may not grow, we may not be able to compete effectively and we could lose customers or fail to attract potential customers, all of which would adversely affect our business, results of operations and financial condition.

However, there are also factors outside of our control, which could undermine our reputation and harm our brand. Negative perception of our platform may harm our business, including as a result of complaints or negative publicity about us; events being unsuccessful, either as a result of lack of attendance or customer experience not meeting expectations; responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our platform; actual or perceived disruptions or defects in our platform; security incidents; or lack of awareness of our policies or changes to our policies that customers or others perceive as overly restrictive, unclear or inconsistent with our values.

If we are unable to maintain a reputable platform that provides valuable solutions and desirable events, then our ability to attract and retain customers could be impaired and our reputation, brand and business could be harmed.

Changes in Internet search engine algorithms and dynamics, search engine disintermediation, changes in marketplace rules or changes in privacy and consumer data access could have a negative impact on traffic for our sites or functionality of our product and ultimately, our business and results of operations.

We rely heavily on Internet search engines, such as Google, to generate traffic to our websites, principally through free or organic searches. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, our business, results of operations and financial condition would be harmed. Furthermore, our failure to successfully manage our search engine optimization could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic, which may harm our business, results of operations and financial condition.

In addition, changes to third parties' privacy and consumer data access policies may in the future, negatively impact the functionality of our product. Third parties' changes may render our products less effective, obsolete or require us to divert engineering resources to retool our products rather than releasing new functionality. This may ultimately harm our business, results of operations and financial condition.

Customer acquisition and retention depend upon effective interoperation with operating systems, networks, protocols, devices, web browsers and standards that we do not control.

We make our platform available across a variety of operating systems and web browsers. We are dependent on the interoperability of our platform with popular devices, mobile operating systems and web browsers that we do not control, such as Android, iOS, Chrome and Firefox. In addition, we are dependent on protocols like email and push notification to communicate with our customers. Any changes, bugs or technical issues in such systems, devices, protocols or web browsers that degrade the functionality of our platform, make it difficult for customers to access or use our platform, impose fees related to our platform or give preferential treatment to competitive products or services could adversely affect usage of our platform. In the event that it is difficult for customers to access and use our platform, our business and results of operations could be harmed.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business.

A significant and growing portion of customers access our platform through mobile devices. The number of people who access the Internet and purchase goods and services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience and solutions they want on mobile devices, our business may be harmed.

While we have created mobile applications and versions of much of our web content, if these mobile applications and versions are not well received customers, our business may suffer. If we are unable to effectively anticipate and manage these risks, our business and results of operations may be harmed.

Our business is subject to a wide range of laws and regulations. Our failure to comply with those laws and regulations could harm our business.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. For example, our platform is subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud and other illicit activity. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies is changing, often quickly and with little notice. Changes in laws and regulations could impose more stringent requirements on us to detect and prevent illegal and improper activity by customers, which can increase our operating costs and reduce our margins. For example, to date, in the United States, platforms like ours are immune from liability resulting from the improper or illegal actions facilitated by the platform, but initiated by its users, under Section 230 of the Communications Decency Act (CDA). If the CDA is amended in a manner that reduces protections for our platform, we will need to increase our content moderation operations, which may harm our results of operations.

Our business may be subject to sales tax and other indirect taxes in various jurisdictions.

The application of indirect taxes, such as sales and use tax, amusement tax, value-added tax, goods and services tax, business tax and gross receipts tax, to businesses like ours and to customers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.

One or more states, localities, the federal government may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, taxing authorities in the United States have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. An increasing number of jurisdictions have enacted laws or are considering enacting laws requiring marketplaces to report user activity or collect and remit taxes on certain items sold on the marketplace. Imposition of an information reporting or tax collection requirement could decrease customer activity on our platform, which would harm our business. New legislation could require us or customers to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could make using our platform less attractive and could adversely affect our business and results of operations.

We face sales and use tax and value-added tax audits in certain states and it is possible that we could face additional sales and use tax and value-added tax audits in the future in additional jurisdictions and that our liability for these taxes could exceed our reserves as state tax authorities could assert that we are obligated to collect additional amounts as taxes from customers and remit those taxes to those authorities. We could also be subject to audits and assessments with respect to state and local jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales or other taxes could result in substantial tax liabilities for past sales, discourage customers from using our platform or otherwise harm our business and results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "Capital Interests" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into Capital Interests. The Company is under no obligation to convert the Securities into Capital Interests. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors may not have voting rights, even upon conversion of the Securities into Capital Interests and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. Neither holders of the Securities nor holders of Capital Interests can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Ludus is a performing arts software company trusted by 1,000+ organizations throughout the U.S., allowing them to sell tickets online and in-person, manage their marketing, and boost their fundraising efforts.

Business Plan

Ludus is a performing arts software company trusted by 1,000+ organizations throughout the U.S., allowing them to sell tickets online and in-person, manage their marketing, and boost their fundraising efforts.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ludus	Web-based ticketing, marketing, patron management/CRM, and fundraising tools.	K-12 schools, universities/colleges, performing arts centers, community theaters, playhouses, and non-profits.

Competition

Our main competitors include BookTix, ShowTix4U, ThunderTix, SeatYourself, and ArtsPeople. These competitors are primarily focused on online ticketing while the market has shifted to a broader need. These needs include marketing, patron management/CRM, and fundraising. This is what separates Ludus from the aforementioned companies: we have put a focus on being a software company that provides multiple solutions versus just being a ticketing company. Competitors have also been around much longer than Ludus and are focused on maintaining market share (happy with the little share that they own), while we are focused on building a product/team that will dominate the market. Overall, these competitors have a very old feel to them in terms of UX and design as a whole.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Today our customer base is mostly comprised of K-12 schools (90%). We have recently penetrated the university/college market (5%) and performing arts centers/community theatres (5%) within the market, opening up many new opportunities and even further room for growth.

Supply Chain

Ludus is not a manufacturing company so we do not have a supply chain in its purest form, but we use Stripe as our payment processor and are a certified partner. DigitalOcean is used as the cloud infrastructure provider. CloudFlare is used for security and DNS management.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Marketing	10%	$2,500	10%	$107,000
Hiring	84%	$21,000	84%	$898,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Ludus is a profitable company so all the proceeds will be used to fuel growth rather than being used for day-to-day operations. Proceeds will be used to make additional hires within our sales and development teams. Ludus growth over the past few years is mostly from word of mouth and the strong brand we have created in the market. We know that with a full-time sales team we can take the next step with even stronger growth numbers. What has separated Ludus from competitors is that we constantly seek feedback from our customers on how to make our product better and implementing those changes as fast as possible. We need to hire a development team that will work on improving the product for existing customers but also expanding the product to a point where we can penetrate new markets (large community theatres, performing arts centers, sports).

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zachary Collins	CEO	Ludus – 2016-Present: Sets vision and goals for company. Maintains product roadmap. Helps each individual team set their goals. Maintains communication with partners. Green lights PR and marketing communications to ensure communication is consistent. Attends major and/or partnership conferences. People management (hiring, role assignments, evaluations, etc.). Growth ideation	BBA Business - Grand Valley State University - 2017
Kevin Schneider	President	Ludus – 2019- Present: Leads Customer Acquisition Team. Day-to-day	BA English Education

		operations. Communication with vendors. Ensure team members are carrying out their tasks. General housekeeping, keeping the office running. Attends major and/or partnership conferences. People management (hiring, role assignments, evaluations, etc.). Growth ideation	and MFA Theatre - Michigan State University - 1987
Sasa Kukic	Vice President of Finance & Strategy	Ludus: 2021-Present: Finds new opportunities and partnerships to grow company. Manages financial tasks. Maintains budget and financial projections. Signs contracts with customers, helping with any redlining and edits. Maintains legal compliance. Growth ideation. Market and competitive analysis; Haworth, Inc. 2016-2021: Integration of newly acquired businesses, financial reporting, new product launches, SG&A restructuring, auditing of international entities.	BBA Finance - Grand Valley State University - 2015

Biographical Information

Zachary Collins has been the CEO of Ludus since the company was formed on July 5th 2016.

Kevin Schneider joined Ludus full time January 1st 2019 but has been involved in the company since it was formed. Kevin was a teacher and theater director at Holland Public Schools for 32 years previous to joining Ludus full time. He has served as our President since joining.

Sasa Kukic joined Ludus full time July 1st 2021. Previous to that he spent 5 years at Haworth, Inc. in various finance positions. Sasa was the Director of Business Development from July 1 2021 until February 14 of 2022 and then took over as the Vice President of Finance & Strategy.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue membership interests ("**Membership Interests**").

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding interests consist of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	Members will vote in accordance with their Sharing Ratios
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Credit Cards
Creditor	Bank of America
Amount Outstanding	$18,506.18
Interest Rate and Amortization Schedule	19.24%
Description of Collateral	None
Other Material Terms	Paid off monthly
Maturity Date	Expires July 2026

Type	Rent
Creditor	GR Developments, LLC
Amount Outstanding	N/A
Interest Rate and Amortization Schedule	$2,500 per month
Description of Collateral	N/A
Other Material Terms	3 renewal options for 4-year terms
Maturity Date	January 1, 2027
Date Entered Into	November 28, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Zachary Collins	Membership Interests	72%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Ludus, LLC (the "**Company**") was formed on July 5, 2016 under the laws of the State of Michigan, and is headquartered in Holland, Michigan.

Cash and Cash Equivalents

As of April 30, 2022 the Company had an aggregate of $700,931 cash on hand in cash and cash equivalents, and the Company produces positive cash flow on a monthly basis.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$80,000	10% of the Company's membership interests	General Corporate	January 31, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In 2020, the company was loaned $60,000 from its founders. The loan was used for cash flow purposes during 2020 as the company's revenue was greatly affected by Covid-19. The loan was a noninterest bearing promissory note with a maturity date of December 31, 2022. The loan was repaid in full in 2021 and the total amount of loans outstanding as of December 31, 2021 was $0.
- On January 31, 2021, Sasa Kukic and the Company entered into a Capital Contribution Agreement, in which Sasa Kukic contributed $36,000 for 4.5% membership interest in the Company.
- On January 31, 2021, Dejan Kukic and the Company entered into a Capital Contribution Agreement, in which Dejan Kukic contributed $24,000 for 3% membership interest in the Company.
- On January 31, 2021, DusanKukic and the Company entered into a Capital Contribution Agreement, in which Dusan Kukic contributed $20,000 for 2.5% membership interest in the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "**Nominee**"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into Capital Interests, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of Capital Interests equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding number of Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including the number of common interests, preferred interests, or another class of interests issued by the company , but excluding (i) Capital Interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive the number of Capital Interests equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of Capital Interests equal to the Purchase Amount divided by the First Equity Financing Price. Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the Capital Interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Interests, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Capital Interests as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Capital Interests upon a Dissolution Event and (iii) all holders of Capital Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of interests in the Capital Interests to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Capital Interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Capital Interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Zachary Collins Zachary Collins

(Signature)

Zachary Collins

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Zachary Collins Zachary Collins

(Signature)

Zachary Collins

(Name)

Manager

(Title)

May 26, 2022

(Date)

/s/ Kevin Schneider Kevin J. Schneider

(Signature)

Kevin Schneider

(Name)

Manager

(Title)

May 26, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Ludus LLC

(a Michigan Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2020 through

December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Ludus LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 1, 2022

To: Board of Directors of Ludus LLC
        Attn: Zachary Collins, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Ludus LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Ludus LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

Ludus, LLC
BALANCE SHEET
Year Ended December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS	2021		2020	
Current Assets				
Cash and cash equivalents	$	468,067	$	67,201
Restricted Cash - Customer Balance	$	334,383	$	161,473
Investment Account		12,212		12,212
Total Current Assets		**814,662**		**240,886**
Property and Equipment				
Machinery and equipment		17,778		17,778
Furniture and Fixtures		8,542		8,542
Accumulated Depreciation		(13,948)		(8,685)
Total Other Assets		**12,372**		**17,635**
Total Assets	**$**	**827,034**	**$**	**258,521**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Credit Cards	$	5,461	$	2,736
Customer Collections Liability		334,383		161,473
PPP loan payable		-		27,282
Total Current Liabilities		**339,844**		**191,491**
Long-Term Liabilities				
Note Payable - Kukic Group LLC		-		60,000
Total Long-Term Liabilities		**-**		**60,000**
Total Liabilities	**$**	**339,844**	**$**	**251,491**
Member's Capital				
Member's capital		487,190		7,030
Total Stockholders' Equity		**487,190**		**7,030**
Total Liabilities and Stockholders' Equity	**$**	**827,034**	**$**	**258,521**

See accompanying notes to the financial statements

Ludus, LLC
INCOME STATEMENT
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Revenues	$ 830,769	$ 199,691
Less: Sales refunds, discounts, and allowances	(22,210)	
Net Profit	**808,559**	**199,691**
Operating Expenses		
General and administrative	346,558	190,597
Sales and Advertising	26,856	15,667
Professional Services	32,043	22,286
Computer and software expense	27,937	3,377
State Income Tax	17,000	-
Other operating expenses	7,027	-
Total Operating Expenses	**457,421**	**231,927**
Other Income		
Other income/(expense)	49,922	12,212
Total Operating Expenses	**49,922**	**12,212**
Net Income (Loss)	**$ 401,060**	**$ (20,024)**

See accompanying notes to the financial statements

Ludus, LLC
STATEMENT OF MEMBER'S EQUITY
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Member Contributions	Member Draws	Retained Earnings	Total Stockholders' Deficit
Balance as of January 1, 2020	$ -	$ -	$ 28,654	$ 28,654
Member Draws	-	(1,600)	-	(1,600)
Net loss	-	-	(20,024)	(20,024)
Balance as of December 31, 2020	-	(1,600)	8,630	7,030
Member Contributions	80,000	-	-	80,000
Member Draws	-	(900)	-	(900)
Net loss	-		401,060	401,060
Balance as of December 31, 2021	$ 80,000	$ (2,500)	$ 409,690	$ 487,190

Ludus, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ 401,060	$ (20,024)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	5,264	5,263
Changes in operating assets and liabilities:		
Increase (Decrease) in credit cards	2,725	(7,306)
Increase (Decrease) in investment income	-	(12,212)
Increase (Decrease) in collections liability	172,911	161,473
Net cash provided by (used in) operating activities	**581,959**	**127,194**
Cash Flows from Investing Activities	**-**	**-**
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Proceeds from Note Payable	-	60,000
Proceeds from PPP Loan	22,575	27,282
Forgiveness of PPP Loan	(49,857)	-
Repayment of Notes	(60,000)	(20,000)
Member Distributions	(900)	(1,600)
Proceeds from Member Contributions	80,000	-
Net cash used in financing activities	**(8,182)**	**65,682**
Net change in cash and cash equivalents	**573,777**	**192,876**
Cash and cash equivalents and Restricted Cash at beginning of period	228,673	35,797
Cash and cash equivalents and Restricted Cash at end of period	$ **802,451**	$ **228,673**

See accompanying notes to the financial statements

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Ludus, LLC (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Michigan on July 5, 2016. The Company has designed an intuitive ticket selling platform that allows performing arts programs to easily sell tickets, market and fundraise shows and collect proceeds related to the events. The Company's headquarters are in Holland, Michigan. The company began operations in 2016.

Since Inception, the Company has been able to run at a net profit due to the ingenuity and ability of the CEO to create the streaming platform without any contracted expenses for product development. As of December 31, 2021, the Company has continued to operate with a surplus, as these matters raise minimal concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory and revenue recognition. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, and December 31, 2020, the Company had operating cash totaling $468,067 and $67,201 respectively.

The Company also holds in a separate holding account the balances of gross sales proceeds that must be remitted to its customers. This Company does not have the right or ownership to this cash balance and remits proceeds net of its own transaction fees back to customers throughout the year. As of December 31, 2021 and December 31, 2020, the Company held and owed customers $334,383 and $161,473 respectively, which is also tracked as a Customer Collections liability on its balance sheet.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company has no receivable as of December 31, 2021 and December 31, 2020.

Fixed Assets

Property and equipment exist in the form of equipment and furniture and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation is eliminated, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2021, and December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of services to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from fees generated on transactions conducted via its proprietary platform. Revenue is recognized at the time the transaction occurs.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities.

Sales and Marketing

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Sales and marketing expenses includes marketing of the platform as well as related expenses for tradeshows. Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

All advertising costs are expensed as incurred, or upon the release of the initial advertisement. Such costs approximated $26,856 and $15,667, respectively, for the years ended December 31, 2021, and December 31, 2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – MEMBERS' EQUITY

During the year ended December 31, 2021, members, including external investors and the founders, contributed $80,000.

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Each Member's Capital Account shall be increased by (i) the amount of any Capital Contributions to the Company; (ii) the amount of any Company liabilities assumed by such Member, or which are secured by any property distributed to such Member, and (iii) the amount of any Profits allocated to such member pursuant to the operating agreement.

Each Member's Capital Account shall be reduced by (i) the amount of any cash distributed to such Member from the Company; (ii) the Gross Asset Value of any property distributed from the Company to such Member; (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company, and (iv) the amount of any Losses allocated to such Member pursuant to the operating agreement.

Where a vote of the Members is required, each Member may vote his Units in his individual capacity, and has no fiduciary responsibility to any other Member with respect to any such votes.

After giving effect to the special allocations set forth in the operating agreement, Profits and Losses for each Fiscal Year must be allocated to the Members in accordance with their Percentage Interests representing Financial Rights.

The Board may from time to time authorize the distribution of Net Cash Flow to the Members, which distributions must be in proportion to their Percentage Interests representing Financial Rights. In exercising its discretion, the Board is to use commercially reasonable good faith efforts to make sufficient pro rata distributions of Net Cash Flow to the Members so that each Member annually receives distributions in an amount that equals or exceeds the individual tax obligations incurred by each such Member as a result of being a Member during the applicable year.

In 2021 the ownership percentages have adjusted to include 3 new members. As of December 31, 2021 the ownership percentages are as follows: Zachary Collins – 72%, Kevin Schneider – 18%, Sasa Kukic – 4.5%, Dejan Kukic 3% and Dusan Kukic 2.5%.

NOTE 4 – LOANS

Promissory Notes

In 2020, the company was loaned $60,000 from its founders. The loan was used for cash flow purposes during 2020 as the company's revenue was greatly affected by Covid-19. The loan was a noninterest bearing promissory note with a maturity date of December 31, 2022. The loan was repaid in full in 2021 and the total amount of loans outstanding as of December 31, 2021 was $0.

Paycheck Protection Program Loan

In 2020 and 2021, the company secured two PPP loans for a total of $27,282 and $22,575 respectively. Both loans were forgiven in 2021 and correctly recorded as other income in 2021.

NOTE 5 – LEASE COMMITMENTS

Ludus, LLC rents its facility from GR Developments, LLC under a lease agreement that started on January 1, 2019, and goes through January 1, 2023. Rent expense for the year ended December 31, 2021, was $32,137 and $18,030 for December 31, 2020 and is included in overhead expenses. Rent expense increase year-over-year due to fit out costs for a new office space beginning in 2022 (See Note – Subsequent events). The rent payment is $1,500 per month. The lease agreement includes three renewal options for 4-year terms.

The future minimum lease payments for the next five calendar years under the existing lease agreement are:

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

2022	$ 18,000
2023	0
2024	0
2025	0
2026	0

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021, and December 31, 2020.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Lease Commitments

In 2021 the company has amended its current lease commitment to include additional office space beginning in 2022. The amended lease will extend the lease obligations through January 1, 2027 and increase the monthly rent expense from $1,500 to $2,500. The company has incurred fit out costs to modify the space before the lease commences.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Ludus, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 Republic



Company Name	Ludus

Logo	

Headline	Web-based tools for the performing arts trusted by 1,000+ organizations

---

Slides	

Tags	$1M+ revenue, Crowd SAFE, Companies, B2B, Software & SaaS, Arts & Entertainment, Bootstrapped, Coming Soon, Profitable

Summary

- Trusted by 1,000+ performing arts orgs
- Partnered with national & state associations: AACT, EdTA, WHSFA, & more
- Strong community of customer advocates accelerating growth
- $10.7M in Marketplace GOV for 2021 (up 206% from 2020)
- $10.8M in Marketplace GOV for 2022; projected $23.6M for 2022
- Estimated $4.8B market

Problem

Performing arts organizations have growing, complex, and unique needs

Performing arts organizations of all sizes — from 50-seat playhouses to 3,000+ seat performing arts centers — need ticketing, marketing, fundraising, patron management, and reporting tools to help them manage their growing and complex organizations. The issue is that the majority of solutions on the market are outdated, too expensive, and lack ease-of-use due to failure of adapting to the market's needs after years of little innovation.

As thousands of arts organizations are coming out of a pandemic, they are in need of something that reduces costs, removes complexities in their existing structures, and allows them to rebuild through flexible, easy-to-learn tools.

Solution

Web-based software for the performing arts that simply works

Built from the ground up for a director, Ludus is now trusted daily by 10,000+ directors, box office managers, and patrons across K-12, Colleges, Community Theatres, Non-Profits, and Performing Arts Centers of all sizes (as of April 2022).

Ludus creates web-based tools that allows arts organizations to manage their ticketing, marketing, fundraising, and more — the product thinks like its users, leading to ease-of-use and flexibility that grows with their organizations. Through our free pricing model, we are able to completely remove an expense from their

income statement, allowing them to put that money toward growth and creative innovation (benefiting Ludus more and more over time).


Ludus
Shows
Collections
Fundraising
Marketing
Reports
More
Shows
Sort Shows
Chitty Chitty Bang Bang
Add Showtimes
Pricing
Friday, Apr 15, 2022 7:00 PM
28 seats left
Saturday, Apr 16, 2022 7:00 PM
9 pickups
26 seats left
Sunday, Apr 17, 2022 2:00 PM
40 seats left
Friday, Apr 22, 2022 7:00 PM
17 pickups
Sold Out
Saturday, Apr 23, 2022 7:00 PM
73 seats left
New Order
Options
Spring Showcase
Off
Add Showtimes
Pricing
Reports
Options
Saturday, Apr 16, 2022 2:00 PM
420 seats left
New Order
Options
Seating
Passes
Forms
Notices
Embed
Safety
In-Person Tickets
Virtual Tickets
Upcoming Shows
CHITTY CHITTY BANG BANG
Chitty Chitty Bang Bang
Get Directions
Friday, April 15, 2022 7:00 PM
Get Tickets
Saturday, April 16, 2022 7:00 PM
Get Tickets
Sunday, April 17, 2022 2:00 PM
Get Tickets
Friday, April 22, 2022 7:00 PM
Sold Out
Saturday, April 23, 2022 7:00 PM

Product

How it works


Ticketing
Marketing
Fundraising
Patron Management
Streaming

Ticketing

Ludus started as a ticketing platform and continues to provide the best tools to manage online and in-person ticket sales. This includes a modern ticket

buying/selling process, simple exchanges/refunds, box office point-of-sale features, activity logging for patron support, and much more.

Marketing

Organizations can stay in touch with their patrons through our premium Marketing suite, giving them tools to craft beautiful emails using our drag-and-drop email designer and the ability to filter patrons into custom audiences based on dozens of parameters.

Fundraising

Organizations can collect donations at checkout when patrons are buying tickets or any time via the Donate tab on their Ludus page. Fundraising tools include Fundraisers (custom campaign pages with goals), Levels for managing donor tiers, and recurring donations.

Collections

Collections allows organizations to collect payments for things beyond ticket sales such as member dues, registrations, trips, venue rentals, and practically anything else.

Patron Management (CRM)

Whether a patron buys tickets, makes a donation, or buys a season pass, they'll have a profile filled with all of their information and activity. Ludus customers can quickly see who their top patrons are, what types of shows they like, and categorize them into Groups for easy organization.

Reporting

All reports in Ludus are real-time and flexible, giving organizations full insight into their sales, patron data, and more using our powerful (yet simple) browser-based spreadsheets.

Customization

Customization and branding is important to organizations, so we give them the tools to design their Ludus pages using our designer or custom CSS. Going beyond, organizations can upgrade to our premium Embed Widget to embed Ludus right into their own websites for an extra fee.

COVID and safety

Organizations are still feeling the negative effects of the pandemic and the challenges it has brought to the performing arts community. Ludus offers safety features to help host safe, socially distant shows in-person including Seat Buffering for automatic social distancing and Arrival Times for staggered arrival.

Streaming

Organizations can reach a new audience far and wide with our streaming platform, AnywhereSeat, allowing an organization to sell virtual tickets to virtual events (such as live streams and pre-recorded videos).

Fast and friendly support

Oftentimes it's nice to talk to a real person who understands what your job consists of. At Ludus, we offer real-time support through our chat widget, step-by-step guides, videos, help articles, and our 888 phone number.

Traction

206% increase in Marketplace GOV compared to 2020

In 2021, Ludus processed over $10.7 million in Marketplace Gross Order Value ("Marketplace GOV"). This is a 206% increase in Marketplace GOV compared to 2020.

As of 4/30/2022 Ludus has processed $10.8 million in Marketplace Gross Order Value.

—

70% projected GOV growth '23–'26



Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Army of Advocates

Why we are set to win

We have built a strong community of advocates (we commonly refer to them as our “Army of Advocates”) that recommend and fight for Ludus within their circles. This is due to offering a product that is beyond what is currently offered within our market, with the perfect business model, and a focus on next-level customer support.

But don’t just take our word for it:



[redacted]
Ludus hands down!
3d Like Reply
[redacted]
Ludus!
3d Like Reply
[redacted]
Ludus! And talk with you state theatre association - some (like WHSFA) get a referral perk.
3d Like Reply
[redacted]
We have used Ludus for the past three years. It is very user friendly.
3d Like Reply
[redacted]
Ludus tickets! Great customer service!
3d Like Reply
[redacted]
And I just got an email about a service for pay per view streaming, so to speak! I think it’s call anystream, or something like that.
3d Like Reply

Trying to get our school on board with an online ticketing platform. We like ludus. Any cons? Thanks

[redacted]
Ludus
3d Like Reply
[redacted]
Ludus is great. And they would roll out new features quickly. My school used them for all music, theater, and dance performances. We liked that they charge no fee for tickets that are free. (which was not the case for other services)
3d Like Reply
[redacted]
Ludus!
3d Like Reply
[redacted] ▶ Technical Theater Educators
Yesterday at 1:18 PM
Slightly different Question about online ticketing. I did a search and Its clear a lot of people like Ludus. Did anyone have a problem with Ludus as a result of the pandemic? Any issues either with refunds or receiving funds?
Like Comment Share
[redacted]
They have been excellent here in WI. Worked with our state director to help get the message out and support our state theatre programming financially, too.
21h Like Reply
[redacted]
No issues at all regarding funds!
21h Like Reply
[redacted]
They have been nothing but great for me! Used them for a virtual performance and our check showed up just a few days after we closed. Their customer service is insanely quick, and our patrons love the look and ease of the website. I’m happy we switched!
21h Like Reply
[redacted]
LOVE LUDUS! Customer service can't be beat and their streaming platform (Anywhere Seat) is awesome. Can not recommend highly enough.



A collection of screenshots gathered from Facebook, showing advocacy for Ludus among our customers. Ludus has taken over comment threads in our market's Facebook Groups when ticketing is brought up.



Based on reviews given by our customers through Capterra.com, common themes were ease-of-use, customer support, and simple pricing that doesn't break the budget.

Business Model

How we make money

Ludus operates based on a convenience fee model with additional premium add-on features available to customers. Our main source of revenue is through the ticketing fee which makes up 89% of our revenue, with the other 11% being multiple complementary revenue streams (as of 12/31/2021).

Breakdown of revenue streams

Ticketing

5% + $0.75/ticket when a patron pays using a card.

Marketing

$99/yr OR an additional $0.05 added onto ticketing fees

Embed Widget

$99/yr OR an additional $0.05 added onto ticketing fees

Fundraising

3.5% + $0.50/donation

Collections

5% + $0.75/collection registration

Add-Ons

5% + $0.75/item

AnywhereSeat (Streaming)

5% + $0.75/virtual ticket

Mailed Tickets

$3.50 extra to receive thermal tickets in the mail

Market

Estimated $4.8B+ market

in ticketing for education and community organizations

Below are our estimates based on public figures and internal sales data (the market we operate in does not make finding exact figures easy, especially within the K-12 education world):

MARKET

Market Segment	Organization (#)	Annual Ticket Sales ($)
Community Organizations	7,300	$3,300,000,000
Education - Drama / Theatre	16,695	$574,925,715
Education - Music	33,761	$661,344,229
Universities - Performing Arts	5,999	$318,000,000
Current Market Size	63,056	$4,854,269,944

As of 12/31/2021

Competition

More than just ticketing

Ticketing is a saturated market, which is why we have a focus on being more than ticketing—**turning our competitors into features.**

Our main competitors include *BookTix, ShowTix4U, ThunderTix, SeatYourself,* and *ArtsPeople*. A common theme within their names is they are stuck on ticketing (*"Tix"*)—while we envision building tools to run performing arts organizations end-to-end (ticketing, marketing, fundraising, collections, patron/volunteer management, and streaming).

Comparison

	Ludus	showtix4u	Arts People	BookTix
Ticket Fee	5% + $0.75	3.5% + $1.00	$0.85	$1.50
Processing Fee	Included	Included	3.5% + $0.30	Included
Cash Sales	$0	$0	$0.85	$0.25
Comp Sales	$0	$0	$0	$0.05
Start-up Cost	$0	$0	$500 - $800	$0
Marketing Tools	✔	✗	✔	✗
Embed Sales Widget	✔	✗	✗	✗
Fundraising Tools	✔	✗	✔	✗
Free Seating Charts	✔	✗	✗	✔
Live Chat Support	✔	✗	✗	✗
Fully Self-serve	✔	✗	✗	✗

Based on publicly accessible or provided information

Vision And Strategy

Where we are heading

Ludus is in a unique financial position to not require outside capital to fund day-to-day operations. All outside capital will directly go into further accelerating growth and increasing the gap between our product's offerings and the competition.

We are partnered with a number of state and national associations within our market, positioning Ludus as a leader.











Investment utilization

- Increase team size — with the additional outside capital, we plan on hiring an additional 5 employees focused in product development and sales to accelerate our product's offerings.
- Partnerships — with increased resources, we will focus on putting effort into partnering with more state and national associations which lead to increased growth.

Founders

Zachary Collins : *Co-Founder & CEO*

Zachary taught himself web development at the age of 12. He was named a Teen Entrepreneur to Watch by TechCrunch and a Top Young Web Developer by .net Magazine. He help cofound a startup in Portland, OR at 17 and started Ludus a few years later in his college dorm room.

—

Kevin Schneider : *Co-Founder & President*

Kevin is an award-winning theatre director with over 32 years of teaching and directing experience. Previous winner of Michigan Theatre Teacher of the Year, member of the Speeches Coaches Hall of Fame, director of 24 state title-winning theatre productions and current president of the state speech and theatre association.

Team

	Ben St. John	Technology Advisor
	Collin Stiner	LAMP Developer
	Zachary Collins	Co-founder & CEO
	Kevin Schneider	Co-founder & President
	Sasa Kukic	Vice President Finance & Strategy
	Jacquie Shannon	Customer Success Manager
	Ethan Henry	Customer Success Specialist
	Kaghen Miller	Customer Acquisition Specialist

Perks

$5,000	Invite to exclusive Ludus investors Discord channel
$50,000	Seat on advisory board.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

LUDUS, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Ludus, LLC, a Michigan limited liability company (the "**Company**"), hereby issues to the Investor the right to certain of the Company's Capital Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Interests; or (2) issue to the Investor a number of Capital Interests (whether Common Interests, Preferred Interests or another class of interests issued by the Company), as applicable, sold in the First Equity Financing. The number of Capital Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Interests; or (2) issue to the Investor a number of Capital Interests (whether Common Interests, Preferred Interests, or another class of interests issued by the Company) sold in the Subsequent Equity Financing. The number of such Capital Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of interests of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of interests of the most recent issued Capital Interests (whether Common Interests, Preferred Interests or another class of interests issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Interests of Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the interests of Capital Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Capital Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Interests to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership interests of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership interests" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per interest of the Capital Interests sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding Capital Interests, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including interests of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all interests of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than interests of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers interests of existing Equity Securities of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of interests of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) interests of Capital Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per interest equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**SAFE Price**" means the price per interest equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of interests of Capital Interests issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any interests of Capital Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Interests (whether such interests or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

>THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until interests have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or interests the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Michigan, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

LUDUS, LLC

By:
Name: Zachary Collins
Title: Chief Executive Officer
Address: 217 E 24th St. 140, Holland, Michigan 49423
Email: zack@ludus.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Ludus, LLC (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Ludus, LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                 Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee , CEO

Date: Date:

COMPANY:

LUDUS, LLC

By:

Name: Zachary Collins, CEO

Date:

EXHIBIT D

Testing the Waters





Company Name	Ludus
Logo	
Headline	Web-based tools for the performing arts trusted by 1,000+ organizations
Slides	



Tags	Coming Soon, Software & SaaS, Arts & Entertainment, Profitable, Companies, $500K+ revenue, B2B, Bootstrapped

Pitch text	

Summary

- Trusted by 1,000+ performing arts orgs
- Partnered with national & state associations: AACT, EdTA, WHSFA, & more
- Strong community of customer advocates accelerating growth
- $10.7M in Marketplace GOV for 2021 (up 206% from 2020)
- $10.8M in Marketplace GOV for 2022; projected $23.6M for 2022
- Estimated $4.8B market

Problem

Performing arts organizations have growing, complex, and unique needs

Performing arts organizations of all sizes — from 50-seat playhouses to 3,000+ seat performing arts centers — need ticketing, marketing, fundraising, patron management, and reporting tools to help them manage their growing and complex organizations. The issue is that the majority of solutions on the market are outdated, too expensive, and lack ease-of-use due to failure of adapting to the market's needs after years of little innovation.

As thousands of arts organizations are coming out of a pandemic, they are in need of something that reduces costs, removes complexities in their existing structures, and allows them to rebuild through flexible, easy-to-learn tools.

Solution

Web-based software for the performing arts that simply works

Built from the ground up for a director, Ludus is now trusted daily by 10,000+ directors, box office managers, and patrons across K-12, Colleges, Community Theatres, Non-Profits, and Performing Arts Centers of all sizes (as of April 2022).

Ludus creates web-based tools that allows arts organizations to manage their ticketing, marketing, fundraising, and more — the product thinks like its users, leading to ease-of-use and flexibility that grows with their organizations. Through our free pricing model, we are able to completely remove an expense from their income statement, allowing them to put that money toward growth and creative innovation (benefiting Ludus more and more over time).


Ludus
Shows
Collections
Fundraising
Marketing
Reports
More
Shows
Sort Shows
Chitty Chitty Bang Bang
Add Showtimes
Pricing
Friday, Apr 15, 2022 7:00 PM
28 seats left
Saturday, Apr 16, 2022 7:00 PM
9 pickups
26 seats left
Sunday, Apr 17, 2022 2:00 PM
40 seats left
Friday, Apr 22, 2022 7:00 PM
17 pickups
Sold Out
Saturday, Apr 23, 2022 7:00 PM
73 seats left
New Order
Options
Spring Showcase
Off
Add Showtimes
Pricing
Reports
Options
Saturday, Apr 16, 2022 2:00 PM
420 seats left
New Order
Options
Seating
Passes
Forms
Notices
Embed
Safety
In-Person Tickets
Virtual Tickets
Upcoming Shows
Chitty Chitty Bang Bang
Get Directions
Friday, April 15, 2022 7:00 PM
Get Tickets
Saturday, April 16, 2022 7:00 PM
Get Tickets
Sunday, April 17, 2022 2:00 PM
Get Tickets
Friday, April 22, 2022 7:00 PM
Sold Out
Saturday, April 23, 2022 7:00 PM

Product

How it works


Ticketing
Marketing
Fundraising
Patron Management
Streaming

Ticketing

Ludus started as a ticketing platform and continues to provide the best

tools to manage online and in-person ticket sales. This includes a modern ticket buying/selling process, simple exchanges/refunds, box office point-of-sale features, activity logging for patron support, and much more.

Marketing

Organizations can stay in touch with their patrons through our premium Marketing suite, giving them tools to craft beautiful emails using our drag-and-drop email designer and the ability to filter patrons into custom audiences based on dozens of parameters.

Fundraising

Organizations can collect donations at checkout when patrons are buying tickets or any time via the Donate tab on their Ludus page. Fundraising tools include Fundraisers (custom campaign pages with goals), Levels for managing donor tiers, and recurring donations.

Collections

Collections allows organizations to collect payments for things beyond ticket sales such as member dues, registrations, trips, venue rentals, and practically anything else.

Patron Management (CRM)

Whether a patron buys tickets, makes a donation, or buys a season pass, they'll have a profile filled with all of their information and activity. Ludus customers can quickly see who their top patrons are, what types of shows they like, and categorize them into Groups for easy organization.

Reporting

All reports in Ludus are real-time and flexible, giving organizations full insight into their sales, patron data, and more using our powerful (yet simple) browser-based spreadsheets.

Customization

Customization and branding is important to organizations, so we give them the tools to design their Ludus pages using our designer or custom CSS. Going beyond, organizations can upgrade to our premium Embed Widget to embed Ludus right into their own websites for an extra fee.

COVID and safety

Organizations are still feeling the negative effects of the pandemic and the challenges it has brought to the performing arts community. Ludus offers safety features to help host safe, socially distant shows in-person including Seat Buffering for automatic social distancing and Arrival Times for staggered arrival.

Streaming

Organizations can reach a new audience far and wide with our streaming platform, AnywhereSeat, allowing an organization to sell virtual tickets to virtual events (such as live streams and pre-recorded videos).

Fast and friendly support

Oftentimes it's nice to talk to a real person who understands what your job consists of. At Ludus, we offer real-time support through our chat widget, step-by-step guides, videos, help articles, and our 888 phone number.

Traction

206% increase in Marketplace GOV compared to 2020

In 2021, Ludus processed over $10.7 million in Marketplace Gross Order Value ("Marketplace GOV"). This is a 206% increase in Marketplace GOV compared to 2020.

As of 4/30/2022 Ludus has processed $10.8 million in Marketplace Gross Order Value.

—

70% projected GOV growth '23–'26



Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Army of Advocates

Why we are set to win

We have built a strong community of advocates (we commonly refer to them as our "Army of Advocates") that recommend and fight for Ludus within their circles. This is due to offering a product that is beyond what is currently offered within our market, with the perfect business model, and a focus on next-level customer support.

But don't just take our word for it:






Ludus!

3d   Like   Reply

Ludus! And talk with you state theatre association - some (like WHSFA) get a referral perk.

3d   Like   Reply

We have used Ludus for the past three years. It is very user friendly.

3d   Like   Reply   👍1

Ludus tickets! Great customer service!

3d   Like   Reply   👍1

And I just got an email about a service for pay per view streaming, so to speak! I think it's call anystream, or something like that.

3d   Like   Reply



Trying to get our school on board with an online ticketing platform. We like ludus. Any cons? Thanks

You might see if the sports department would get on board, too.

3h   Like   Reply   1 👍

Nope! They are fantastic and have awesome customer service!!

3h   Like   Reply   1 👍

Nope. They are the best company I work with. They have also helped our NHS and Senior class organize physically distanced seating for inductions and honors night in our theatre. I also use them to collect fees for Thespian Festival, t-shirts, banquet, fundraising, etc.

3h   Like   Reply   2 👍

how??? And does it cost you?

45m   Like   Reply

Ludus is great. And they would roll out new features quickly. My school used them for all music, theater, and dance performances. We liked that they charge no fee for tickets that are free. (which was not the case for other services)

3d   Like   Reply   👍1

Ludus!

3d   Like   Reply

◀   ▶ Technical Theater Educators   ⋯
Yesterday at 1:18 PM · 🌐

Slightly different Question about online ticketing. I did a search and Its clear a lot of people like Ludus. Did anyone have a problem with Ludus as a result of the pandemic? Any issues either with refunds or receiving funds?

👍 Like   💬 Comment   ↗ Share

They have been excellent here in WI. Worked with our state director to help get the message out and support our state theatre programming financially, too.

21h   Like   Reply   👍1

No issues at all regarding funds!

21h   Like   Reply   👍1

They have been nothing but great for me! Used them for a virtual performance and our check showed up just a few days after we closed. Their customer service is insanely quick, and our patrons love the look and ease of the website. I'm happy we switched!

21h   Like   Reply   👍1

LOVE LUDUS! Customer service can't be beat and their streaming platform (Anywhere Seat) is awesome. Can not recommend highly enough.

3h   Like   Reply   2 👍

Ludus is fantastic. No complaints.

1h   Like   Reply   1 👍



I know it's been said before but "Ludus" is the way to go for online ticketing. Awesome customer service, easy website, and the turnaround for payment was 4 days!!!

I've used Ticketleap, ShowTix4U, and Ludus. Ludus is definitely my favorite of the three! I can't speak to Showtix4u bc I only used it for a virtual stream but Ticketleap and Ludus can accomplish what you are after.

56m   Like   Reply

Join   Like   Reply

A collection of screenshots gathered from Facebook, showing advocacy for Ludus among our customers. Ludus has taken over comment threads in our market's Facebook Groups when ticketing is brought up.



Based on reviews given by our customers through Capterra.com, common themes were ease-of-use, customer support, and simple pricing that doesn't break the budget.

Business Model

How we make money

Ludus operates based on a convenience fee model with additional premium add-on features available to customers. Our main source of revenue is through the ticketing fee which makes up 89% of our revenue, with the other 11% being multiple complementary revenue streams (as of 12/31/2021).

Breakdown of revenue streams

Ticketing

5% + $0.75/ticket when a patron pays using a card.

Marketing

$99/yr OR an additional $0.05 added onto ticketing fees

Embed Widget

$99/yr OR an additional $0.05 added onto ticketing fees

Fundraising

3.5% + $0.50/donation

Collections

5% + $0.75/collection registration

Add-Ons

5% + $0.75/item

AnywhereSeat (Streaming)

5% + $0.75/virtual ticket

Mailed Tickets

$3.50 extra to receive thermal tickets in the mail

Market

Estimated $4.8B+ market

in ticketing for education and community organizations

Below are our estimates based on public figures and internal sales data (the market we operate in does not make finding exact figures easy, especially within the K-12 education world):

MARKET

Market Segment	Organization (#)	Annual Ticket Sales ($)
Community Organizations	7,300	$3,300,000,000
Education - Drama / Theatre	16,695	$574,925,715
Education - Music	33,761	$661,344,229
Universities - Performing Arts	5,999	$318,000,000
Current Market Size	63,056	$4,854,269,944

As of 12/31/2021

Competition

More than just ticketing

Ticketing is a saturated market, which is why we have a focus on being more than ticketing—**turning our competitors into features.**

Our main competitors include *BookTix, ShowTix4U, ThunderTix, SeatYourself,* and *ArtsPeople*. A common theme within their names is they are stuck on ticketing (*"Tix"*)—while we envision building tools to run performing arts organizations end-to-end (ticketing, marketing, fundraising, collections, patron/volunteer management, and streaming).

Comparison

	Ludus	showtix4u	Arts People	BookTix
Ticket Fee	5% + $0.75	3.5% + $1.00	$0.85	$1.50
Processing Fee	Included	Included	3.5% + $0.30	Included
Cash Sales	$0	$0	$0.85	$0.25
Comp Sales	$0	$0	$0	$0.05
Start-up Cost	$0	$0	$500 - $800	$0
Marketing Tools	✔	✕	✔	✕
Embed Sales Widget	✔	✕	✕	✕
Fundraising Tools	✔	✕	✔	✕
Free Seating Charts	✔	✕	✕	✔
Live Chat Support	✔	✕	✕	✕
Fully Self-serve	✔	✕	✕	✕

Based on publicly accessible or provided information

Vision

Where we are heading

Ludus is in a unique financial position to not require outside capital to fund day-to-day operations. All outside capital will directly go into further accelerating growth and increasing the gap between our product's offerings and the competition.

We are partnered with a number of state and national associations within our market, positioning Ludus as a leader.









Investment utilization

- Increase team size — with the additional outside capital, we plan on hiring an additional 5 employees focused in product development and sales to accelerate our product's offerings.

- Partnerships — with increased resources, we will focus on putting effort into partnering with more state and national associations which lead to increased growth.

Founders

Zachary Collins : *Co-Founder & CEO*

Zachary taught himself web development at the age of 12. He was named a Teen Entrepreneur to Watch by TechCrunch and a Top Young Web Developer by .net Magazine. He help cofound a startup in Portland, OR at 17 and started Ludus a few years later in his college dorm room.

Kevin Schneider : *Co-Founder & President*

Kevin is an award-winning theatre director with over 32 years of teaching and directing experience. Previous winner of Michigan Theatre Teacher of the Year, member of the Speeches Coaches Hall of Fame, director of 24 state title-winning theatre productions and current president of the state speech and theatre association.

Team

	Ben St. John	Technology Advisor
	Collin Stiner	LAMP Developer
	Zachary Collins	Co-founder & CEO
	Kevin Schneider	Co-founder & President
	Sasa Kukic	Vice President Finance & Strategy
	Jacquie Shannon	Customer Success Manager

	Ethan Henry	Customer Success Specialist
	Kaghen Miller	Customer Acquisition Specialist

Perks

$5,000	Invite to exclusive Ludus investors Discord channel
$50,000	Seat on advisory board.

FAQ

  **Republic**

Company Name	Ludus
Logo	
Headline	Web-based tools for the performing arts trusted by 1,000+ organizations
Slides	
Tags	Crowd SAFE, Coming Soon, Software & SaaS, Arts & Entertainment, Profitable, Companies, $500K+ revenue, B2B, Bootstrapped

Pitch text

Summary

- Trusted by 1,000+ performing arts orgs
- Partnered with national & state associations: AACT, EdTA, WHSFA, & more
- Strong community of customer advocates accelerating growth
- $10.7M in Marketplace GOV for 2021 (up 206% from 2020)
- $10.8M in Marketplace GOV for 2022; projected $23.6M for 2022
- Estimated $4.8B market

Problem

Performing arts organizations have growing, complex, and unique needs

Performing arts organizations of all sizes — from 50-seat playhouses to 3,000+ seat performing arts centers — need ticketing, marketing, fundraising, patron management, and reporting tools to help them manage their growing and complex organizations. The issue is that the majority of solutions on the market are outdated, too expensive, and lack ease-of-use due to failure of adapting to the market's needs after years of little innovation.

As thousands of arts organizations are coming out of a pandemic, they are in need of something that reduces costs, removes complexities in their existing structures, and allows them to rebuild through flexible, easy-to-learn tools.

Solution

Web-based software for the performing arts that simply works

Built from the ground up for a director, Ludus is now trusted daily by 10,000+ directors, box office managers, and patrons across K-12, Colleges, Community Theatres, Non-Profits, and Performing Arts Centers of all sizes (as of April 2022).

Ludus creates web-based tools that allows arts organizations to manage their ticketing, marketing, fundraising, and more — the product thinks like its users, leading to ease-of-use and flexibility that grows with their organizations. Through our free pricing model, we are able to completely remove an expense from their

income statement, allowing them to put that money toward growth and creative innovation (benefiting Ludus more and more over time).


Ludus
Shows
Collections
Fundraising
Marketing
Reports
More
Shows
Sort Shows
Chitty Chitty Bang Bang
Add Showtimes
Pricing
Friday, Apr 15, 2022 7:00 PM
28 seats left
Saturday, Apr 16, 2022 7:00 PM
9 pickups
26 seats left
Sunday, Apr 17, 2022 2:00 PM
40 seats left
Friday, Apr 22, 2022 7:00 PM
17 pickups
Sold Out
Saturday, Apr 23, 2022 7:00 PM
73 seats left
New Order
Options
Spring Showcase
Off
Add Showtimes
Pricing
Reports
Options
Saturday, Apr 16, 2022 2:00 PM
420 seats left
New Order
Options
Seating
Passes
Forms
Notices
Embed
Safety
In-Person Tickets
Virtual Tickets
Upcoming Shows
CHITTY CHITTY BANG BANG
Chitty Chitty Bang Bang
Get Directions
Friday, April 15, 2022 7:00 PM
Get Tickets
Saturday, April 16, 2022 7:00 PM
Get Tickets
Sunday, April 17, 2022 2:00 PM
Get Tickets
Friday, April 22, 2022 7:00 PM
Sold Out
Saturday, April 23, 2022 7:00 PM

Product

How it works


Ticketing
Marketing
Fundraising
Patron Management
Streaming

Ticketing

Ludus started as a ticketing platform and continues to provide the best tools to manage online and in-person ticket sales. This includes a modern ticket

buying/selling process, simple exchanges/refunds, box office point-of-sale features, activity logging for patron support, and much more.

Marketing

Organizations can stay in touch with their patrons through our premium Marketing suite, giving them tools to craft beautiful emails using our drag-and-drop email designer and the ability to filter patrons into custom audiences based on dozens of parameters.

Fundraising

Organizations can collect donations at checkout when patrons are buying tickets or any time via the Donate tab on their Ludus page. Fundraising tools include Fundraisers (custom campaign pages with goals), Levels for managing donor tiers, and recurring donations.

Collections

Collections allows organizations to collect payments for things beyond ticket sales such as member dues, registrations, trips, venue rentals, and practically anything else.

Patron Management (CRM)

Whether a patron buys tickets, makes a donation, or buys a season pass, they'll have a profile filled with all of their information and activity. Ludus customers can quickly see who their top patrons are, what types of shows they like, and categorize them into Groups for easy organization.

Reporting

All reports in Ludus are real-time and flexible, giving organizations full insight into their sales, patron data, and more using our powerful (yet simple) browser-based spreadsheets.

Customization

Customization and branding is important to organizations, so we give them the tools to design their Ludus pages using our designer or custom CSS. Going beyond, organizations can upgrade to our premium Embed Widget to embed Ludus right into their own websites for an extra fee.

COVID and safety

Organizations are still feeling the negative effects of the pandemic and the challenges it has brought to the performing arts community. Ludus offers safety features to help host safe, socially distant shows in-person including Seat Buffering for automatic social distancing and Arrival Times for staggered arrival.

Streaming

Organizations can reach a new audience far and wide with our streaming platform, AnywhereSeat, allowing an organization to sell virtual tickets to virtual events (such as live streams and pre-recorded videos).

Fast and friendly support

Oftentimes it's nice to talk to a real person who understands what your job consists of. At Ludus, we offer real-time support through our chat widget, step-by-step guides, videos, help articles, and our 888 phone number.

Traction

206% increase in Marketplace GOV compared to 2020

In 2021, Ludus processed over $10.7 million in Marketplace Gross Order Value ("Marketplace GOV"). This is a 206% increase in Marketplace GOV compared to 2020.

As of 4/30/2022 Ludus has processed $10.8 million in Marketplace Gross Order Value.

—

70% projected GOV growth '23–'26



Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Army of Advocates

Why we are set to win

We have built a strong community of advocates (we commonly refer to them as our “Army of Advocates”) that recommend and fight for Ludus within their circles. This is due to offering a product that is beyond what is currently offered within our market, with the perfect business model, and a focus on next-level customer support.

But don’t just take our word for it:



[redacted]
Ludus hands down!
3d Like Reply
[redacted]
Ludus!
3d Like Reply
[redacted]
Ludus! And talk with you state theatre association - some (like WHSFA) get a referral perk.
3d Like Reply
[redacted]
We have used Ludus for the past three years. It is very user friendly.
3d Like Reply 1
[redacted]
Ludus tickets! Great customer service!
3d Like Reply 1
[redacted]
And I just got an email about a service for pay per view streaming, so to speak! I think it’s call anystream, or something like that.
3d Like Reply

Trying to get our school on board with an online ticketing platform. We like ludus. Any cons? Thanks

[redacted]
Ludus
1
3d Like Reply
[redacted]
Ludus is great. And they would roll out new features quickly. My school used them for all music, theater, and dance performances. We liked that they charge no fee for tickets that are free. (which was not the case for other services)
3d Like Reply 1
[redacted]
Ludus!
3d Like Reply
[redacted] ▶ Technical Theater Educators
Yesterday at 1:18 PM
Slightly different Question about online ticketing. I did a search and Its clear a lot of people like Ludus. Did anyone have a problem with Ludus as a result of the pandemic? Any issues either with refunds or receiving funds?
Like Comment Share
[redacted]
They have been excellent here in WI. Worked with our state director to help get the message out and support our state theatre programming financially, too.
21h Like Reply 1
[redacted]
No issues at all regarding funds!
21h Like Reply 1
[redacted]
They have been nothing but great for me! Used them for a virtual performance and our check showed up just a few days after we closed. Their customer service is insanely quick, and our patrons love the look and ease of the website. I’m happy we switched!
21h Like Reply 1
[redacted]
LOVE LUDUS! Customer service can't be beat and their streaming platform (Anywhere Seat) is awesome. Can not recommend highly enough.



A collection of screenshots gathered from Facebook, showing advocacy for Ludus among our customers. Ludus has taken over comment threads in our market's Facebook Groups when ticketing is brought up.



Based on reviews given by our customers through Capterra.com, common themes were ease-of-use, customer support, and simple pricing that doesn't break the budget.

Business Model

How we make money

Ludus operates based on a convenience fee model with additional premium add-on features available to customers. Our main source of revenue is through the ticketing fee which makes up 89% of our revenue, with the other 11% being multiple complementary revenue streams (as of 12/31/2021).

Breakdown of revenue streams

Ticketing

5% + $0.75/ticket when a patron pays using a card.

Marketing

$99/yr OR an additional $0.05 added onto ticketing fees

Embed Widget

$99/yr OR an additional $0.05 added onto ticketing fees

Fundraising

3.5% + $0.50/donation

Collections

5% + $0.75/collection registration

Add-Ons

5% + $0.75/item

AnywhereSeat (Streaming)

5% + $0.75/virtual ticket

Mailed Tickets

$3.50 extra to receive thermal tickets in the mail

Market

Estimated $4.8B+ market

in ticketing for education and community organizations

Below are our estimates based on public figures and internal sales data (the market we operate in does not make finding exact figures easy, especially within the K-12 education world):

MARKET

Market Segment	Organization (#)	Annual Ticket Sales ($)
Community Organizations	7,300	$3,300,000,000
Education - Drama / Theatre	16,695	$574,925,715
Education - Music	33,761	$661,344,229
Universities - Performing Arts	5,999	$318,000,000
Current Market Size	63,056	$4,854,269,944

As of 12/31/2021

Competition

More than just ticketing

Ticketing is a saturated market, which is why we have a focus on being more than ticketing—**turning our competitors into features.**

Our main competitors include *BookTix, ShowTix4U, ThunderTix, SeatYourself,* and *ArtsPeople*. A common theme within their names is they are stuck on ticketing (*"Tix"*)—while we envision building tools to run performing arts organizations end-to-end (ticketing, marketing, fundraising, collections, patron/volunteer management, and streaming).

Comparison

	Ludus	showtix4u	Arts People	BookTix
Ticket Fee	5% + $0.75	3.5% + $1.00	$0.85	$1.50
Processing Fee	Included	Included	3.5% + $0.30	Included
Cash Sales	$0	$0	$0.85	$0.25
Comp Sales	$0	$0	$0	$0.05
Start-up Cost	$0	$0	$500 - $800	$0
Marketing Tools	✔	✗	✔	✗
Embed Sales Widget	✔	✗	✗	✗
Fundraising Tools	✔	✗	✔	✗
Free Seating Charts	✔	✗	✗	✔
Live Chat Support	✔	✗	✗	✗
Fully Self-serve	✔	✗	✗	✗

Based on publicly accessible or provided information

Vision And Strategy

Where we are heading

Ludus is in a unique financial position to not require outside capital to fund day-to-day operations. All outside capital will directly go into further accelerating growth and increasing the gap between our product's offerings and the competition.

We are partnered with a number of state and national associations within our market, positioning Ludus as a leader.











Investment utilization

- Increase team size — with the additional outside capital, we plan on hiring an additional 5 employees focused in product development and sales to accelerate our product's offerings.
- Partnerships — with increased resources, we will focus on putting effort into partnering with more state and national associations which lead to increased growth.

Founders

Zachary Collins : *Co-Founder & CEO*

Zachary taught himself web development at the age of 12. He was named a Teen Entrepreneur to Watch by TechCrunch and a Top Young Web Developer by .net Magazine. He help cofound a startup in Portland, OR at 17 and started Ludus a few years later in his college dorm room.

—

Kevin Schneider : *Co-Founder & President*

Kevin is an award-winning theatre director with over 32 years of teaching and directing experience. Previous winner of Michigan Theatre Teacher of the Year, member of the Speeches Coaches Hall of Fame, director of 24 state title-winning theatre productions and current president of the state speech and theatre association.

Team

 Ben St. John   Technology Advisor

 Collin Stiner   LAMP Developer

 Zachary Collins   Co-founder & CEO

 Kevin Schneider   Co-founder & President

 Sasa Kukic   Vice President Finance & Strategy

 Jacquie Shannon   Customer Success Manager

 Ethan Henry   Customer Success Specialist

 Kaghen Miller   Customer Acquisition Specialist

Perks

$5,000	Invite to exclusive Ludus investors Discord channel
$50,000	Seat on advisory board.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Republic

Company Name	Ludus
Logo	
Headline	Web-based tools for the performing arts trusted by 1,000+ organizations
Slides	

Tags	$1M+ revenue, Crowd SAFE, Companies, B2B, Software & SaaS, Arts & Entertainment, Bootstrapped, Coming Soon, Profitable

Pitch text	

Summary

- Trusted by 1,000+ performing arts orgs
- Partnered with national & state associations: AACT, EdTA, WHSFA, & more
- Strong community of customer advocates accelerating growth
- $10.7M in Marketplace GOV for 2021 (up 206% from 2020)
- $10.8M in Marketplace GOV for 2022; projected $23.6M for 2022
- Estimated $4.8B market

Problem

Performing arts organizations have growing, complex, and unique needs

Performing arts organizations of all sizes — from 50-seat playhouses to 3,000+ seat performing arts centers — need ticketing, marketing, fundraising, patron management, and reporting tools to help them manage their growing and complex organizations. The issue is that the majority of solutions on the market are outdated, too expensive, and lack ease-of-use due to failure of adapting to the market's needs after years of little innovation.

As thousands of arts organizations are coming out of a pandemic, they are in need of something that reduces costs, removes complexities in their existing structures, and allows them to rebuild through flexible, easy-to-learn tools.

Solution

Web-based software for the performing arts that simply works

Built from the ground up for a director, Ludus is now trusted daily by 10,000+ directors, box office managers, and patrons across K-12, Colleges, Community Theatres, Non-Profits, and Performing Arts Centers of all sizes (as of April 2022).

Ludus creates web-based tools that allows arts organizations to manage their ticketing, marketing, fundraising, and more — the product thinks like its users, leading to ease-of-use and flexibility that grows with their organizations. Through our free pricing model, we are able to completely remove an expense from their income statement, allowing them to put that money toward growth and creative innovation (benefiting Ludus more and more over time).



Product

How it works



Ticketing

Ludus started as a ticketing platform and continues to provide the best tools to manage online and in-person ticket sales. This includes a modern ticket buying/selling process, simple exchanges/refunds, box office point-of-sale features, activity logging for patron support, and much more.

Marketing

Organizations can stay in touch with their patrons through our premium Marketing suite, giving them tools to craft beautiful emails using our drag-and-drop email designer and the ability to filter patrons into custom audiences based on dozens of parameters.

Fundraising

Organizations can collect donations at checkout when patrons are buying tickets or any time via the Donate tab on their Ludus page. Fundraising tools include Fundraisers (custom campaign pages with goals), Levels for managing donor tiers, and recurring donations.

Collections

Collections allows organizations to collect payments for things beyond ticket sales such as member dues, registrations, trips, venue rentals, and practically anything else.

Patron Management (CRM)

Whether a patron buys tickets, makes a donation, or buys a season pass, they'll have a profile filled with all of their information and activity. Ludus customers can quickly see who their top patrons are, what types of shows they like, and categorize them into Groups for easy organization.

Reporting

All reports in Ludus are real-time and flexible, giving organizations full insight into their sales, patron data, and more using our powerful (yet simple) browser-based spreadsheets.

Customization

Customization and branding is important to organizations, so we give them the tools to design their Ludus pages using our designer or custom CSS. Going beyond, organizations can upgrade to our premium Embed Widget to embed Ludus right into their own websites for an extra fee.

COVID and safety

Organizations are still feeling the negative effects of the pandemic and the challenges it has brought to the performing arts community. Ludus offers safety features to help host safe, socially distant shows in-person including Seat Buffering for automatic social distancing and Arrival Times for staggered arrival.

Streaming

Organizations can reach a new audience far and wide with our streaming platform, AnywhereSeat, allowing an organization to sell virtual tickets to virtual events (such as live streams and pre-recorded videos).

Fast and friendly support

Oftentimes it's nice to talk to a real person who understands what your job consists of. At Ludus, we offer real-time support through our chat widget, step-by-step guides, videos, help articles, and our 888 phone number.

Traction

206% increase in Marketplace GOV compared to 2020

In 2021, Ludus processed over $10.7 million in Marketplace Gross Order Value ("Marketplace GOV"). This is a 206% increase in Marketplace GOV compared to 2020.

As of 4/30/2022 Ludus has processed $10.8 million in Marketplace Gross Order Value.

—
70% projected GOV growth '23–'26



Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Army of Advocates

Why we are set to win

We have built a strong community of advocates (we commonly refer to them as our "Army of Advocates") that recommend and fight for Ludus within their circles. This is due to offering a product that is beyond what is currently offered within our market, with the perfect business model, and a focus on next-level customer support.

But don't just take our word for it:

 Ludus hands down!

3d   Like   Reply



 Ludus

3d   Like   Reply



Ludus!

3d Like Reply

[redacted]

Ludus! And talk with you state theatre association - some (like WHSFA) get a referral perk.

3d Like Reply

[redacted]

We have used Ludus for the past three years. It is very user friendly.

3d Like Reply 1

[redacted]

Ludus tickets! Great customer service!

3d Like Reply 1

[redacted]

And I just got an email about a service for pay per view streaming, so to speak! I think it's call anystream, or something like that.

3d Like Reply


Trying to get our school on board with an online ticketing platform. We like ludus. Any cons? Thanks

[redacted]

You might see if the sports department would get on board, too.

3h Like Reply 1

[redacted]

Nope! They are fantastic and have awesome customer service!!

3h Like Reply 1

[redacted]

Nope. They are the best company I work with. They have also helped our NHS and Senior class organize physically distanced seating for inductions and honors night in our theatre. I also use them to collect fees for Thespian Festival, t-shirts, banquet, fundraising, etc.

3h Like Reply 2

[redacted] how??? And does it cost you?

45m Like Reply

Ludus is great. And they would roll out new features quickly. My school used them for all music, theater, and dance performances. We liked that they charge no fee for tickets that are free. (which was not the case for other services)

3d Like Reply 1

[redacted]

Ludus!

3d Like Reply

[redacted] ▶ Technical Theater Educators

Yesterday at 1:18 PM ·

Slightly different Question about online ticketing. I did a search and Its clear a lot of people like Ludus. Did anyone have a problem with Ludus as a result of the pandemic? Any issues either with refunds or receiving funds?

Like Comment Share

[redacted]

They have been excellent here in WI. Worked with our state director to help get the message out and support our state theatre programming financially, too.

21h Like Reply 1

[redacted]

No issues at all regarding funds!

21h Like Reply 1

[redacted]

They have been nothing but great for me! Used them for a virtual performance and our check showed up just a few days after we closed. Their customer service is insanely quick, and our patrons love the look and ease of the website. I'm happy we switched!

21h Like Reply 1

[redacted]

LOVE LUDUS! Customer service can't be beat and their streaming platform (Anywhere Seat) is awesome. Can not recommend highly enough.

3h Like Reply 2

[redacted]

Ludus is fantastic. No complaints.

1h Like Reply 1


I know it's been said before but "Ludus" is the way to go for online ticketing. Awesome customer service, easy website, and the turnaround for payment was 4 days!!!

[redacted]

I've used Ticketleap, ShowTix4U, and Ludus. Ludus is definitely my favorite of the three! I can't speak to Showtix4u bc I only used it for a virtual stream but Ticketleap and Ludus can accomplish what you are after.

56m Like Reply

Join   Like   Reply

A collection of screenshots gathered from Facebook, showing advocacy for Ludus among our customers. Ludus has taken over comment threads in our market's Facebook Groups when ticketing is brought up.



Based on reviews given by our customers through Capterra.com, common themes were ease-of-use, customer support, and simple pricing that doesn't break the budget.

Business Model

How we make money

Ludus operates based on a convenience fee model with additional premium add-on features available to customers. Our main source of revenue is through the ticketing fee which makes up 89% of our revenue, with the other 11% being multiple complementary revenue streams (as of 12/31/2021).

Breakdown of revenue streams

Ticketing

5% + $0.75/ticket when a patron pays using a card.

Marketing

$99/yr OR an additional $0.05 added onto ticketing fees

Embed Widget

$99/yr OR an additional $0.05 added onto ticketing fees

Fundraising

3.5% + $0.50/donation

Collections

5% + $0.75/collection registration

Add-Ons

5% + $0.75/item

AnywhereSeat (Streaming)

5% + $0.75/virtual ticket

Mailed Tickets

$3.50 extra to receive thermal tickets in the mail

Market

Estimated $4.8B+ market

in ticketing for education and community organizations

Below are our estimates based on public figures and internal sales data (the market we operate in does not make finding exact figures easy, especially within the K-12 education world):

MARKET

Market Segment	Organization (#)	Annual Ticket Sales ($)
Community Organizations	7,300	$3,300,000,000
Education - Drama / Theatre	16,695	$574,925,715
Education - Music	33,761	$661,344,229
Universities - Performing Arts	5,999	$318,000,000
Current Market Size	63,056	$4,854,269,944

As of 12/31/2021

Competition

More than just ticketing

Ticketing is a saturated market, which is why we have a focus on being more than ticketing—**turning our competitors into features.**

Our main competitors include *BookTix, ShowTix4U, ThunderTix, SeatYourself,* and *ArtsPeople*. A common theme within their names is they are stuck on ticketing (*"Tix"*)—while we envision building tools to run performing arts organizations end-to-end (ticketing, marketing, fundraising, collections, patron/volunteer management, and streaming).

Comparison

	Ludus	**showtix4u**	**Arts People**	**BookTix**
Ticket Fee	5% + $0.75	3.5% + $1.00	$0.85	$1.50
Processing Fee	Included	Included	3.5% + $0.30	Included
Cash Sales	$0	$0	$0.85	$0.25
Comp Sales	$0	$0	$0	$0.05
Start-up Cost	$0	$0	$500 - $800	$0
Marketing Tools	✔	✗	✔	✗
Embed Sales Widget	✔	✗	✗	✗
Fundraising Tools	✔	✗	✔	✗
Free Seating Charts	✔	✗	✗	✔
Live Chat Support	✔	✗	✗	✗
Fully Self-serve	✔	✗	✗	✗

Based on publicly accessible or provided information

Vision And Strategy

Where we are heading

Ludus is in a unique financial position to not require outside capital to fund day-to-day operations. All outside capital will directly go into further accelerating growth and increasing the gap between our product's offerings and the competition.

We are partnered with a number of state and national associations within our market, positioning Ludus as a leader.

  

  



Investment utilization

- Increase team size — with the additional outside capital, we plan on hiring an additional 5 employees focused in product development and sales to accelerate our product's offerings.

- Partnerships — with increased resources, we will focus on putting effort into partnering with more state and national associations which lead to increased growth.

Founders

Zachary Collins : *Co-Founder & CEO*

Zachary taught himself web development at the age of 12. He was named a Teen Entrepreneur to Watch by TechCrunch and a Top Young Web Developer by .net Magazine. He help cofound a startup in Portland, OR at 17 and started Ludus a few years later in his college dorm room.

Kevin Schneider : *Co-Founder & President*

Kevin is an award-winning theatre director with over 32 years of teaching and directing experience. Previous winner of Michigan Theatre Teacher of the Year, member of the Speeches Coaches Hall of Fame, director of 24 state title-winning theatre productions and current president of the state speech and theatre association.

Team

	Ben St. John	Technology Advisor
	Collin Stiner	LAMP Developer
	Zachary Collins	Co-founder & CEO
	Kevin Schneider	Co-founder & President
	Sasa Kukic	Vice President Finance & Strategy
	Jacquie Shannon	Customer Success Manager

	Ethan Henry	Customer Success Specialist
	Kaghen Miller	Customer Acquisition Specialist

Perks

$5,000	Invite to exclusive Ludus investors Discord channel
$50,000	Seat on advisory board.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some

circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

| How do I earn a return? | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |